RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

EXHIBIT 12.01

(Dollar amounts in millions, except ratios)	Year Ended December 31,
	2009	2008	2007	2006	2005
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,442	$1,685	$1,613	$1,364	$1,130
Capitalized interest	(55)	(44)	(35)	(21)	(11)
Depreciation of capitalized interest	17	17	15	14	14
Dividends from less than 50%-owned companies carried at equity	11	24	8	9	17

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,415	$1,682	$1,601	$1,366	$1,150

Fixed charges
Interest on long-term and short-term debt	$133	$198	$173	$155	$163
Capitalized interest	55	44	35	21	11
Rental expenses representative of an interest factor	37	37	34	32	32

Total fixed charges	$225	$279	$242	$208	$206

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$1,640	$1,961	$1,843	$1,574	$1,356

RATIO OF EARNINGS TO FIXED CHARGES	7.3	7.0	7.6	7.6	6.6